Exhibit i

CONVERGEONE AGREES TO BE ACQUIRED BY CVC CAPITAL PARTNERS

What was announced this morning?

Today, ConvergeOne announced that it has entered into a merger agreement with wholly owned subsidiaries of CVC Capital Partners (CVC) under which CVC has agreed to acquire ConvergeOne following the conclusion of a cash tender offer to purchase all of ConvergeOne’s common stock for $12.50 per share in cash, for a total purchase price of approximately $1.8 billion. Following the successful completion of this transaction, ConvergeOne will return to being a private company.

Who is CVC?

CVC is an international, world-leading private equity firm that invests in high-quality businesses across Europe, the Americas and Asia with competitive leadership positions and works with their management teams to create sustainable long-term value. CVC considers ConvergeOne to have tremendous growth potential worldwide. Our business model and U.S. dominance are well positioned to scale internationally, complimenting CVC’s long-term, value creation approach.

Why does CVC want to purchase ConvergeOne?

CVC recognizes the value of the ConvergeOne team, our vision, the strength of our operational structure, our long-standing customer relationships and tremendous growth potential.

How will today’s announcement impact our customers?

We expect this transaction to have little to no impact on our customers. Please continue to focus on providing the exceptional service that our customers have come to know us by.

What are the benefits of this transaction for ConvergeOne team members?

Returning to operate as a privately held company will free our team of the quarterly cadence and regulatory requirements of the public markets, and allow us to increase our focus of time, effort and resources on our team and key strategic initiatives like cloud, managed services and generally growing the business.

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Will my job or manager change as a result of this transaction?

No changes to your job or manager are anticipated as a result of this transaction. John McKenna will continue as Chairman and CEO of ConvergeOne and the current senior leadership team will not change as a result of this transaction.

What is a tender offer, what has to occur for the transaction to close and when do you expect the transaction to be completed?

In a cash tender offer, cash is offered to company stockholders in exchange for their shares. CVC is offering $12.50 in cash in exchange for each share of common stock of ConvergeOne. The tender offer is subject to customary regulatory filings in the U.S. and if the tender offer is successfully completed and the conditions to the merger are satisfied, the merger will be effected in accordance with Delaware law.

What should employees expect between now and closing?

In the interim and before the transaction is completed, we will continue to operate as a publicly traded company and it will remain business as usual at ConvergeOne. This announcement will have little to no impact on our day-to-day operations and we ask that you stay focused on your daily responsibilities. ConvergeOne’s current management team, led by Chairman and CEO John McKenna, is committed to completing the transaction expeditiously, supporting you in your continued good work serving our customers.

Will there be any changes to employee compensation, benefits and plans?

There are no plans to amend any existing compensation or benefit plans as a result of this transaction. The one exception is that, because we will no longer be publicly traded, the ESPP will be terminated as of the tender offer acceptance date. As further discussed below, if you are a participant in the ESPP, if the transactions close before the scheduled last day of the current offering, your accrued contributions will be used to purchase shares under the current ESPP offering on the last business day before the tender offer acceptance date.

What should I say if I’m asked about this transaction by customers, suppliers, analysts or other non-ConvergeOne person?

It is likely that today’s announcement will generate increased interest in ConvergeOne and it is important we speak with one voice. If you receive any inquiries from analysts, media or other interested parties, please immediately forward them to Scott Clark, 651.393.3957.

For customers, please share our belief that this transaction will have no impact on our continued focus on exceptional service.

What happens to my ConvergeOne stock, including stock I may acquire under the ESPP and what happens to the ESPP program?

Pursuant to the merger agreement, CVC, through its affiliates, will commence a tender offer to acquire all of the issued and outstanding shares of ConvergeOne for $12.50 per share in cash. You may elect to participate in the tender offer with respect to any shares of ConvergeOne common stock that you hold. You will separately receive communications regarding the terms of the tender offer along with ConvergeOne’s other shareholders.

Internal Use Only

If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger will be effected in accordance with Delaware law and you will receive $12.50 per share in cash in exchange for your ConvergeOne stock, which is the same amount of consideration per share that you would have received had you tendered your shares in the tender offer (subject to your right to pursue appraisal under Delaware law). Therefore, if the merger takes place (and you do not exercise and perfect statutory appraisal rights), the only difference between tendering and not tendering your ConvergeOne common stock in the tender offer is that you will be paid earlier if you tender your stock.

If you currently participate in the ESPP, then if the transactions close prior to the end of the current ongoing offering under the ESPP (which began on July 1, 2018, and ends on December 31, 2018), the last business day immediately before the tender offer acceptance date will be treated as the purchase date for the current ESPP offering. Your accumulated contributions under the ESPP will be contributed to the purchase of shares on that date, and those shares will be eligible to receive the cash proceeds from the merger but will not be eligible for the tender offer.

Under the terms of the ESPP and current offering, you may not increase your rate of contributions to the ESPP. You may elect to decrease your contribution rate but the decrease must be to 0%, or you may elect to withdraw from the ESPP offering period and receive a refund of your contributions to date. The ESPP will be terminated effective as of the tender offer acceptance date. No new offerings will commence under the ESPP between sign and close. If you did not elect to participate in the current ESPP offering as of the start of the offering, you may not elect to become a participant now. For further information on the ESPP, including the current offering period, please refer to the ESPP plan and offering documents, which you can find on CONNECT. You are also welcome to contact Shane Swanson (sswanson@convergeone.com) or Colleen Haberman (chaberman@convergeone.com).

Can I trade ConvergeOne stock during open periods after public announcement and prior to the closing of the transaction?

Trading in ConvergeOne stock will continue to be subject to our Insider Trading Compliance Policy and applicable law.

Who can I contact if I have more questions?

As we move through this process, we will do our best to keep you informed and communicate clearly and in a timely fashion. You are also welcome to contact your manager or your Human Resources Business Partner with any questions.

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